EXHIBIT 23.1



  Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Headwaters Incorporated for the registration of $172,500,000 of its convertible senior subordinated notes due 2016 and 5,750,000 shares of its common stock issuable upon conversion of the notes and to the incorporation by reference therein of our report dated October 31, 2003, with respect to the consolidated financial statements of Headwaters Incorporated included in its Annual Report (Form 10-K) for the year ended September 30, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah
July 12, 2004